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                                                                 EXHIBIT (A)(10)

                                 July 11, 1997

Dear Fellow Stockholder,

     As I have previously communicated, we have been actively exploring alternatives to maximize stockholder value, and to provide stockholders with the opportunity to obtain liquidity with respect to their shares in a tax-efficient manner. In implementing this strategy, your Board of Directors has approved a self tender to repurchase approximately $110 million of the Company's stock. This offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. Please note that the Offer is scheduled to expire at midnight on Thursday, August 7, 1997.

     If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

     We have retained Corporate Investor Communications, Inc. ("CIC") as our Information Agent to help you respond to this tender offer. Please contact CIC at its toll free number, 1-800-631-0983, if you have any questions. Its representatives will be pleased to answer your questions and can help you complete the correct documents.

                                            Sincerely,

                                            Robert L. Smialek
                                            Chairman and CEO

RLS/bpt
Enclosures